

October 14, 2020

Howard W. Lutnick
Chief Executive Officer
CF Finance Acquisition Corp.
110 East 59th Street
New York, NY 10022

Re: CF Finance Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2020
File No. 001-38759

Dear Mr. Lutnick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance